SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [*No fee required, effective October 7, 1996*]
For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________ to ________________

Commission file number 2-4468

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

THE ALLSTATE CORPORATION
2775 SANDERS ROAD STE. E-5
NORTHBROOK, ILLINOIS 60062-6127

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS AND PROFIT SHARING FUND
OF ALLSTATE EMPLOYEES

By Candice L. Beinlich
Candice L. Beinlich
Plan Administrator

Date: June 18, 2002

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-73202 and 333-40289 on Form S-8 of The Savings and Profit Sharing Fund of Allstate Employees (the "Fund") and The Allstate Corporation of our report dated May 15, 2002 appearing in the Fund's Annual Report on Form 11-K for the year ended December 31, 2001.

Deloitte & Touche LLP

June 27, 2002

Deloitte
Touche
Tohmatsu

The Savings and Profit Sharing Fund of Allstate Employees

Financial Statements for the Years Ended December 31, 2001 and 2000, Supplemental Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

TABLE OF CONTENTS

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
The Savings and Profit Sharing Fund of Allstate Employees:

We have audited the accompanying financial statements of The Savings and Profit Sharing Fund of Allstate Employees (the "Fund") as of December 31, 2001 and 2000, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Fund as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund are the responsibility of the Fund's management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 15, 2002

Deloitte
Touche
Tohmatsu

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001
(Dollars in Thousands)

	Supplementary Information			
ASSETS	**Participant-Directed Funds**	**Allstate Stock Fund**	**ESOP Company Shares Unallocated**	**Total**
INVESTMENTS - At fair value:				
The Allstate Corporation common stock		$663,008	$681,206	$ 1,344,214
Sears, Roebuck and Co. common shares	$ 66,225			66,225
Morgan Stanley Dean Witter & Co. common shares	123,849			123,849
Interest in registered investment company, State Street Global Advisors (SSgA):				
SSgA Short Term Investment Fund	323,415			323,415
SSgA Bond Market Index Fund Series A	106,630			106,630
SSgA Allstate Balanced Fund	618,088			618,088
SSgA S&P 500 Flagship Fund Series A	524,901			524,901
SSgA Daily EAFE Fund Series A	38,358			38,358
SSgA Russell 2000 Fund Series A	99,254			99,254
Collective short-term investment fund	1,957	2,159	2,332	6,448
Participant notes receivable	70,732			70,732
Total investments	1,973,409	665,167	683,538	3,322,114
RECEIVABLES:				
Dividends and interest	1,038	3,800	3,862	8,700
Interfund		41,040		41,040
Total receivables	1,038	44,840	3,862	49,740
Total assets	1,974,447	710,007	687,400	3,371,854
LIABILITIES				
ESOP LOAN (Note 3)			138,408	138,408
PAYABLES:				
Other	340	81		421
Interfund			41,040	41,040
Total liabilities	340	81	179,448	179,869
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,974,107	$709,926	$507,952	$ 3,191,985

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000
(Dollars in Thousands)

	Supplementary Information			
ASSETS	**Participant-Directed Funds**	**Allstate Stock Fund**	**ESOP Company Shares Unallocated**	**Total**
INVESTMENTS - At fair value:				
The Allstate Corporation common stock		$885,116	$952,700	$ 1,837,816
Sears, Roebuck and Co. common shares	$ 57,952			57,952
Morgan Stanley Dean Witter & Co. common shares	199,898			199,898
Interest in registered investment company, State Street Global Advisors (SSgA):				
SSgA Short Term Investment Fund	285,477			285,477
SSgA Bond Market Index Fund Series A	67,302			67,302
SSgA Allstate Balanced Fund	687,124			687,124
SSgA S&P 500 Flagship Fund Series A	615,353			615,353
SSgA Daily EAFE Fund Series A	50,684			50,684
SSgA Russell 2000 Fund Series A	83,330			83,330
Collective short-term investment fund	1,150	5,321		6,471
Participant notes receivable	65,078			65,078
Total investments	2,113,348	890,437	952,700	3,956,485
RECEIVABLES:				
Dividends and interest	3,546	3,557	3,763	10,866
Employer contributions			4,168	4,168
Other	174			174
Interfund		62,405		62,405
Total receivables	3,720	65,962	7,931	77,613
Total assets	2,117,068	956,399	960,631	4,034,098
LIABILITIES				
ESOP LOAN (Note 3)			153,623	153,623
PAYABLES:				
Other	415	76		491
Interfund			62,405	62,405
Total liabilities	415	76	216,028	216,519
NET ASSETS AVAILABLE FOR BENEFITS	$2,116,653	$956,323	$744,603	$3,817,579

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(Dollars in Thousands)

	Supplementary Information			
ADDITIONS	**Participant-Directed Funds**	**Allstate Stock Fund**	**ESOP Company Shares Unallocated**	**Total**
NET INVESTMENT INCOME (LOSS):				
Net depreciation in fair value of investments	$ (126,361)	$ (202,642)	$ (199,821)	$ (528,824)
Interest	19,123	336	211	19,670
Dividends	3,577	15,509	15,430	34,516
Net investment income (loss)	(103,661)	(186,797)	(184,180)	(474,638)
CONTRIBUTIONS:				
Participants	134,596	13,110		147,706
Employer - cash matched on participant deposits		197		197
Total contributions	134,596	13,307		147,903
ALLOCATION OF COMPANY SHARES:				
Shares matched on participant deposits at fair value		41,040	(41,040)	
Shares allocated in lieu of dividends at fair value		9,268	(9,268)	
Total allocation of Company shares		50,308	(50,308)	
Total additions	30,935	(123,182)	(234,488)	(326,735)
DEDUCTIONS				
BENEFITS PAID TO PARTICIPANTS	195,109	87,869		282,978
INTEREST EXPENSE			11,431	11,431
ADMINISTRATIVE EXPENSE	3,260	1,190		4,450
Total deductions	198,369	89,059	11,431	298,859
NET INCREASE (DECREASE)	(167,434)	(212,241)	(245,919)	(625,594)
INTERFUND TRANSFERS	24,888	(34,156)	9,268	
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year	2,116,653	956,323	744,603	3,817,579
End of year	$ 1,974,107	$ 709,926	$ 507,952	$ 3,191,985

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
(Dollars in Thousands)

	Supplementary Information			
ADDITIONS	**Participant-Directed Funds**	**Allstate Stock Fund**	**ESOP Company Shares Unallocated**	**Total**
NET INVESTMENT INCOME (LOSS):				
Net appreciation (depreciation) in fair value of investments	$ (23,313)	$426,110	$428,288	$ 831,085
Interest	26,175	678	321	27,174
Dividends	4,303	16,033	14,960	35,296
Net investment income (loss)	7,165	442,821	443,569	893,555
CONTRIBUTIONS:				
Participants	158,634	11,585		170,219
Employer - ESOP loan debt service			4,168	4,168
Employer - cash matched on participant deposits		1,280		1,280
Total contributions	158,634	12,865	4,168	175,667
ALLOCATION OF COMPANY SHARES:				
Shares matched on participant deposits at fair value		62,405	(62,405)	
Shares allocated in lieu of dividends at fair value		9,192	(9,192)	
Total allocation of Company shares		71,597	(71,597)	
Total additions	165,799	527,283	376,140	1,069,222
DEDUCTIONS				
BENEFITS PAID TO PARTICIPANTS	810,341	201,793		1,012,134
INTEREST EXPENSE			12,956	12,956
ADMINISTRATIVE EXPENSE	3,606	848		4,454
Total deductions	813,947	202,641	12,956	1,029,544
NET INCREASE (DECREASE)	(648,148)	324,642	363,184	39,678
INTERFUND TRANSFERS	6,319	(15,511)	9,192	
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year	2,758,482	647,192	372,227	3,777,901
End of year	$2,116,653	$956,323	$744,603	$3,817,579

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN

The following description of The Savings and Profit Sharing Fund of Allstate Employees (the "Fund") provides only general information. Participants should refer to the plan document for a more complete description of the Fund's provisions.

General - The Fund covers all full-time and regular part-time employees of The Allstate Corporation (the "Company") and designated affiliates of the Company. Employees must be at least 18 years of age to participate.

The Fund is a defined contribution plan consisting of a profit sharing and stock bonus plan and a leveraged Employee Stock Ownership Plan ("ESOP") which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"). The Fund is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration - The Fund is administered by an Administrative Committee. Investment transactions are authorized by the Fund's Investment Committee. Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee. Members of the Profit Sharing Committee are appointed by the Company.

Trustee of the Fund - The Northern Trust Company holds Fund assets as trustee under The Savings and Profit Sharing Fund of Allstate Employees Trust.

Contributions - Each year, employees may contribute up to 17 percent of eligible annual compensation through a combination of pre-tax and after-tax deposits. Employees may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes from 50 percent to 150 percent of the first 5 percent of eligible compensation that a participant contributes on a pre-tax basis to the Fund at the Company's discretion. All employer contributions are invested in Company stock. During the years ended December 31, 2001 and 2000, the Company matching contributions were 50 percent and 83 percent, respectively.

Participant Accounts - Individual accounts are maintained for each fund participant. Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Fund earnings, and is charged with an allocation of administrative expenses and Fund losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions and the Company's contributions plus earnings thereon.

Investment Options - Upon enrollment in the Fund, a participant may direct employee contributions to any or all of the seven investment options listed below. Participants may change their investment elections at any time.

Allstate Stock Fund - Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Money Market Fund - The fund, managed by State Street Global Advisors ("SSgA"), a registered investment company, invests in shares of a commingled trust that invests in short-term securities.

Bond Fund - The fund, managed by SSgA, invests in shares of a commingled trust that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities.

Balanced Fund - The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks and debt securities.

S&P 500 Fund - The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks of large, established companies.

International Equity Fund - The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks in developed markets within Europe, Australia and the Far East.

Russell 2000 Fund - The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.

Sears Shares Fund and the Dean Witter Shares Fund - Participants may also have investments in the Sears Shares Fund and the Dean Witter Shares Fund, which hold Sears, Roebuck and Co. common shares and Morgan Stanley Dean Witter & Co. common shares, respectively. Additional contributions and transfers may not be made to these funds, which exist as a result of past participation in The Savings and Profit Sharing Fund of Sears Employees (the "Prior Plan").

Participant Notes Receivable - Participants may borrow from their account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50 percent of their account value, (ii) 100 percent of their pre-tax, after-tax and rollover account balances, or (iii) $50,000. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the Loan Fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant's account balance and bear interest at the prime rate. Principal and interest are paid ratably through payroll deductions.

Employee Stock Ownership Plan - The Company established a leveraged ESOP effective June 30, 1995 through a split of the employee stock ownership plan of the Prior Plan by acquiring 50 percent of the unallocated shares and assuming 50 percent of the related loan of the Prior Plan. The resulting ESOP loan (the "ESOP Loan") bears interest at 7.9 percent.

The borrowing is to be repaid through the year 2019 or earlier if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Fund makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

ESOP shares not yet allocated to participants are held in a suspense account. The majority of these shares serve as collateral on the ESOP Loan. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits - Upon termination of service, a participant is entitled to a complete withdrawal of his or her account balance. Partial withdrawals are also permitted under the Fund subject to restrictions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The Fund financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition - Fund investments are stated at fair value. Shares of registered investment companies are valued at market prices that represent the net asset value of shares held by the Fund at year-end. Common stock held in the Allstate Stock Fund, Sears Shares Fund, and Dean Witter Shares Fund is at quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis except for interest on participant notes, which is recorded when paid. The difference between cash and accrual basis for interest on participant notes is not material. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants and Participant Notes Receivable - Benefits paid to participants and participant notes receivable loans are recorded when funds are transferred out of the respective investment funds for payment to participants.

Adoption of New Accounting Pronouncements - The Fund adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001. The adoption had no impact on the financial statements.

3. ESOP LOAN

The ESOP loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9 percent. There are no principal payments required on the loan during the next five years.

The following table presents additional information for the Fund's investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated at December 31:

	2001		2000	
(Dollars in Thousands)	Allstate Stock Fund	ESOP Company Shares Unallocated	Allstate Stock Fund	ESOP Company Shares Unallocated
Number of shares	19,673,822	20,213,825	20,318,312	21,869,727
Cost	$242,739	$144,026	$ 236,806	$155,825
Fair value	$663,008	$681,206	$ 885,116	$952,700

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Fund to discontinue its contributions at any time and to terminate the Fund subject to provisions of ERISA.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated April 24, 1996, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan was amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. INVESTMENTS

The Fund's investments which exceeded 5 percent of net assets available for benefits as of December 31, 2001 and 2000 are as follows:

(Dollars in Thousands)	2001	2000
The Allstate Corporation common stock *	$ 1,344,214	$ 1,837,816
Morgan Stanley Dean Witter & Company common stock	123,849 **	199,898
SSgA Short Term Investment Fund	323,415	285,477
SSgA Allstate Balanced Fund	618,088	687,124
SSgA S&P 500 Flagship Fund Series A	524,901	615,353

* Partially non-participant-directed
** Did not exceed 5% of net assets in 2001

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(Dollars in Thousands)	2001	2000
Participant-directed funds	$ (126,361)	$ (23,313)
Allstate Stock Fund	(202,642)	426,110
ESOP Company Shares Unallocated	(199,821)	428,288
Total	$ (528,824)	$ 831,085

7. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2001:

Elimination of Sears Shares Fund and Dean Witter Share Funds - Effective February 19, 2002, the Sears Shares Fund and Dean Witter Share Funds were eliminated. Participants had the option of transferring affected balances to other investment options or taking a distribution in either shares or cash. Those who chose to move assets out of the plan had the option of a direct distribution or a rollover to an eligible IRA account.

EGTRRA - The Fund was amended effective January 1, 2002, as follows as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA):

Employee contribution limits were increased from 17 percent to 30 percent. Dollar contribution limits were increased to $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005, and $15,000 in 2006. Future increases are indexed for inflation in $500 increments thereafter.

Participants age 50 or older have the option to make additional before-tax contributions ("Catch-Up" Contributions) in excess of the limits described above, to the extent employee contributions do not exceed their compensation. These additional contributions are $1,000 in 2002, $2,000 in 2003, $3,000 in 2004, $4,000 in 2005, and $5,000 in 2006. Future increases are indexed for inflation in $500 increments thereafter.

ESOP Re-characterization - The ESOP was changed to include the 401(k) portion of the Plan and all portions of the Allstate Stock Fund.

IRS Filing - A Filing for Plan determination letter was submitted to the Internal Revenue Service in February 2002.

* * * * * *

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

APPENDIX A

Form 5500: Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	*The Allstate Corporation common stock*	*39,887,647 shares*	*$ 386,765,229*	*$ 1,344,213,704*
	Sears, Roebuck and Co. common shares	*1,390,120 shares*	*20,930,843*	*66,225,317*
	Morgan Stanley Dean Witter & Co. common shares	*2,213,965 shares*	*12,084,789*	*123,849,202*
	Interest in registered investment company, State Street Global Advisors (SSgA):			
	SSgA Short Term Investment Fund	*323,415,354.74 shares*	*323,415,354*	*323,415,354*
	SSgA Passive Bond Market Index Securities Lending Fund Series A	*7,950,958.58 shares*	*95,984,476*	*106,630,306*
	SSgA Allstate Balanced Fund	*45,763,935.15 shares*	*478,409,913*	*618,087,708*
	SSgA S&P 500 Flagship Fund Series A	*2,639,736.29 shares*	*470,110,151*	*524,901,002*
	SSgA Daily EAFE Securities Lending Fund Series A	*3,526,521.19 shares*	*43,783,576*	*38,357,971*
	SSgA Russell 2000 Index Securities Lending Fund Series A	*6,604,598.36 shares*	*96,760,843*	*99,253,904*
*	*The Northern Trust Collective Short-term Investment Fund*	*6,448,282.55 shares*	*6,448,283*	*6,448,283*
*	*Participant loans*	*rates of interest from 6.0% to 8.5%, maturing 2002 to 2017*	*70,732,146*	*70,732,146*
	Total		*$2,005,425,603*	*$3,322,114,897*

* Permitted party-in-interest.